Filed by Hess Midstream LP

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Hess Midstream Partners LP

File No. 001-38050

The following is a transcript of the Hess Midstream Partners LP and Hess Midstream LP conference call held at 9:00 a.m. Eastern Time on October 4, 2019. This transcript was prepared by a third party and while every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. Hess Midstream Partners LP and Hess Midstream LP believes that none of these is material.

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EDITED TRANSCRIPT

Hess Midstream Partners LP to Acquire Hess Infrastructure Partners LP Call

EVENT DATE/TIME: OCTOBER 04, 2019 / 1:00PM GMT

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OCTOBER 04, 2019 / 1:00PM GMT, Hess Midstream Partners LP to Acquire Hess Infrastructure Partners LP Call

CORPORATE PARTICIPANTS

Jennifer Gordon Hess Midstream Partners LP - Director of IR

John A. Gatling Hess Midstream Partners LP - COO of Hess Midstream Partners GP LLC

John B. Hess Hess Midstream Partners LP - Chairman & CEO of Hess Midstream Partners GP LLC

Jonathan C. Stein Hess Midstream Partners LP - CFO of Hess Midstream Partners GP LLC

CONFERENCE CALL PARTICIPANTS

Philip Stuart Scotia Howard Weil, Research Division - Analyst

Praneeth Satish Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst

Spiro Michael Dounis Crédit Suisse AG, Research Division - Director

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Hess Midstream Partners conference call. My name is Joelle, and I will be your operator for today. (Operator Instructions)

As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the conference over to Jennifer Gordon, Director of Investor Relations. Please proceed.

Jennifer Gordon Hess Midstream Partners LP - Director of IR

Thank you, Joelle. Good morning, everyone, and thank you for participating in our call. A press release and a presentation that we will reference throughout the call were issued this morning and appear on our website, www.hessmidstream.com.

Today’s conference call contains projections and other forward-looking statements within the meaning of the federal securities laws. These statements are subject to known and unknown risks and uncertainties that may cause actual results to differ from those expressed or implied in such statements. These risks include those set forth in the Risk Factors section of Hess Midstream’s filing with the SEC.

We would also like to inform you that Hess Midstream has filed a Form S-4 registration statement with the SEC that includes a prospectus regarding the proposed transaction. You are urged to read the prospectus and other documents relating to the proposed transaction because they will contain important information about the proposed transaction.

Also on today’s conference call, we may discuss certain non-GAAP financial measures. A reconciliation of the differences between these non-GAAP financial measures and the most directly comparable GAAP financial measures can be found in the press release and presentation on our website.

With me today are John Hess, CEO of Hess Corporation and CEO of Hess Midstream; John Gatling, COO of Hess Midstream; and Jonathan Stein, CFO of Hess Midstream. I’ll now turn the call over to John Hess.

John B. Hess Hess Midstream Partners LP - Chairman & CEO of Hess Midstream Partners GP LLC

Thank you, Jennifer. Good morning and thank you all for joining us today. I will discuss the strategic rationale behind the transaction we announced earlier today. Jonathan Stein will then review the expected benefits and Hess Midstream’s financial strategy. And John Gatling will provide guidance for 2020 and an update on forward growth plans.

Turning to Slide 2. This morning, Hess Midstream announced an agreement to acquire Hess Infrastructure Partners, including its incentive distribution rights in Hess Midstream, and convert from an MLP into on an Up-C corporate structure.

The midstream sector has seen significant change since we launched the MLP. With today’s announcement, we continue to differentiate Hess Midstream by proactively driving unitholder value and creating a long-term platform to support our business with visible organic growth and peer-leading financial metrics.

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OCTOBER 04, 2019 / 1:00PM GMT, Hess Midstream Partners LP to Acquire Hess Infrastructure Partners LP Call

This integrated transaction delivers multiple benefits. First, with the acquisition of HIP’s assets, which, as you all know, is the joint venture between Hess Corporation and Global Infrastructure Partners, Hess Midstream will become a large-scale, full-service midstream company with a pro forma enterprise value of more than $7.25 billion, comparable to large, integrated peers and with no drop-down dependencies.

Second, the transaction is expected to be immediately accretive to Hess Midstream unitholders and deliver long-term accretion on a distributable cash flow per-unit basis.

Third, Hess Midstream is maintaining its commitment to 15% annualized distribution per unit growth through 2021 and has increased its targeted distribution coverage to 1.2x.

Fourth, by converting to an Up-C corporate structure and eliminating IDR payments to sponsors, Hess Midstream will have broader investor appeal. Finally, we expect the transaction to be nontaxable to current Hess Midstream unitholders.

These changes position Hess Midstream for visible EBITDA growth and increasing free cash flow generation while maintaining conservative leverage and without a need for funding from the equity capital markets.

Today’s announcement is the result of months of hard work from our team, from Hess Midstream sponsors, Hess Corporation and Global Infrastructure Partners, and from our respective boards of directors, including the independent directors who served on Hess Midstream’s conflicts committee. At the transaction closing, Hess Corporation and Global Infrastructure Partners will continue to have significant ownership, aligning their interests with those of all unitholders.

Hess Corporation’s premier acreage position in the Bakken and a 15-year inventory of high-return drilling locations continues to support Hess Midstream’s clear and visible organic growth. For the full year 2019, Hess Corporation production in the Bakken is expected to be between 140,000 and 145,000 net barrels of oil equivalent per day, which is approximately half of the company’s global production. Hess Corporation is operating 6 rigs and expects to grow production in the Bakken to approximately 200,000 net barrels of oil equivalent per day by 2021, which is a key driver of sustained volume growth through Hess Midstream’s advantaged infrastructure position.

In summary, today’s announcement positions Hess Midstream to drive long-term and sustainable growth on a platform with significant scale, financial strength and flexibility with the opportunity for broad investor participation, unlocking future value for Hess Midstream unitholders.

I will now turn the call over to Jonathan to provide more details on the transaction.

Jonathan C. Stein Hess Midstream Partners LP - CFO of Hess Midstream Partners GP LLC

Thank you and turning to Slide 3.

The transaction we announced today is expected to create a simplified structure, which, on a consolidated basis, the public will own 6% and Hess and GIP will each own 47%.

The key elements of the proposed transactions include: first, contribution of HIP’s 80% remaining economic interest in the oil and gas midstream assets and 100% ownership in HIP’s water business, which will create significant scale for the new enterprise; second, elimination of IDR payments to the sponsors, which will reduce the long-term cost of capital of the entity and increase alignment between our sponsors and unitholders; and third, conversion of Hess Midstream’s [passive] structure into an Up-C structure, including creation of a new public entity, Hess Midstream, which will be taxed as a corporation and is expected to trade on the New York Stock Exchange under the HESM ticker. The existing HESM partnership will be consolidated under Hess Midstream and will own 100% of the pro forma company’s assets. And fourth, we will consolidate and expect to issue new debt at HESM, creating a simplified capital structure with a single borrower. Finally, we were able to structure this transaction so that it is not expected to be taxable to current HESM public unitholders. At the same time, Hess Midstream expects to have a generous tax shield that results in no material taxes being paid by the pro forma entity for the next several years.

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OCTOBER 04, 2019 / 1:00PM GMT, Hess Midstream Partners LP to Acquire Hess Infrastructure Partners LP Call

Turning to Slide 4. In terms of key details of the transaction, first the total consideration for the HIP acquisition is valued at approximately $6.2 billion, which includes the issuance of approximately 230 million new HESM units to Hess and GIP, the assumption of approximately $1.15 billion in existing HIP debt and the payment of approximately $550 million in cash proceeds to Hess and GIP. The public will continue to own the same number of common units in HESM, which will be exchanged to newly issued Class A Shares in the new Hess Midstream entity on a 1-for-1 basis, which will represent 6% of the consolidated Hess Midstream enterprise at closing. The sponsors will collectively own the remaining 94% of the consolidated Hess Midstream enterprise, consisting primarily of Class B units in HESM that are exchangeable into Class A Shares of Hess Midstream on a 1-for-1 basis.

Since HESM’s IPO, we have operated at near 0 leverage, retaining debt capacity for future asset drop-downs. With this transaction, we are taking the opportunity to optimize our capital structure. HESM plans to assume approximately $800 million of outstanding HIP notes in a par-for-par exchange and incur additional borrowings of approximately $950 million. The result will be total debt at closing of approximately $1.76 billion, equivalent to leverage of approximately 3x total debt-to-2019 adjusted EBITDA, consistent with our long-term target. HESM plans to enter into a new $1 billion revolving credit facility that we expect to be substantially undrawn at closing, providing capacity and flexibility for our business.

The proposed transaction is expected to close in the fourth quarter of 2019 subject to customary closing conditions and receipt of regulatory approvals.

Turning to Slide 5.

Hess Midstream has a track record of unitholder value creation through consistent delivery of our financial metrics. Since our IPO, we have delivered 15% annualized growth in our distribution per unit with at least 1.1x coverage, and we are maintaining our commitment to our targeted 15% annualized DPU growth through 2021. Given our strong visibility to stable and growing cash flows, we are increasing our distribution coverage target to 1.2x to provide increased certainty.

The transaction is expected to be accretive immediately in 2020 and continue to be accretive over the long term. For transparency, we have included an appendix slide to our presentation that details the immediate unitholder accretion for 2020. Based on the midpoint of our 2020 EBITDA guidance, after giving effect to the proposed transaction, we estimate DCF per unit of $2.18 compared to DCF per unit of $2.05 under the current MLP structure, equivalent to 6% immediate accretion to unitholders. The proposed transaction is also accretive across our entire range of 2020 adjusted EBITDA guidance.

We expect the transaction to be long-term accretive, including greater than 15% in 2021 and 2022. Since we are maintaining our distribution growth target, the transaction is also expected to keep unitholders whole on a fully distributed basis without future disproportionate IDR payments to the sponsors.

The implied $6.2 billion acquisition value

and contributed 2020 adjusted EBITDA, including HIP’s water assets and IDR cash flows totaling approximately $600 million, represents a valuation of approximately 10.3x adjusted EBITDA, competitive relative to our industry-leading 25% forward adjusted EBITDA growth. This is supported by a contract structure and unburdened by sponsor IDR payments.

We approach the transaction as an integrated whole and do not take a position on the valuation of individual elements as there can be multiple approaches to allocating value among the various elements.

As an example, HESM’s current MLP market cap of approximately $1.1 billion and an assumed 2021 general partner take of 23% on a DCF basis indicatively implies an IDR GP valuation of approximately $300 million, which, representing an approximate 10x 2020 adjusted EBITDA multiple on the acquired assets and an approximate 12x multiple on 2021 MLP IDR cash flows, is comparable with precedent transactions. There are other approaches assuming different IDR and asset multiples but that in the end must be consistent with a total acquisition value of $6.2 billion and an implied approximate 10.3x adjusted EBITDA valuation on a 2020 basis.

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OCTOBER 04, 2019 / 1:00PM GMT, Hess Midstream Partners LP to Acquire Hess Infrastructure Partners LP Call

Turning to Slide 6.

We plan to combine the strongest attributes of our existing business model with the benefits of a new structure, resulting in a leading midstream platform that is optimized for sustainable long-term growth and value creation.

We retain our long-term business strategy, our commitment to 15% annualized distribution growth through 2021, our best-in-class cost of service contract structure that includes a targeted return on invested capital and our strong sponsorship and premier asset base. Hess Midstream will have meaningful scale and continue to have multiple drivers of future growth. Our significant historical capital investments and leading contract structures supports sustained EBITDA growth and free cash flow conversion.

We plan to continue to operate Hess Midstream in a fiscally conservative manner, expecting to meet our financial targets with a conservative leverage target of 3x adjusted EBITDA and without needing to access the equity capital markets. As a result, Hess Midstream will have the financial strength and flexibility to pursue additional investment opportunities, and the new company will have a corporate structure that we expect will have broader investor appeal while strengthening sponsor alignment with public holders.

I will now turn the call over to John Gatling to talk more about our 2020 guidance and plans for future growth.

John A. Gatling Hess Midstream Partners LP - COO of Hess Midstream Partners GP LLC

Thanks, Jonathan. Now turning to Slide 7.

This morning, we announced our 2020 guidance, including net income of $440 million to $480 million and adjusted EBITDA of $710 million to $750 million, which represents, at the midpoint, an approximate 25% increase over our equivalent 2019 guidance.

We’re laying the foundation for that growth as we execute our plan through the second half of 2019. We’ve continued to ramp up gas processing volumes at the Little Missouri 4 gas plant towards our net capacity of 100 million cubic foot per day while simultaneously backfilling the Tioga Gas Plant with third-party volumes. This has allowed us to maintain TGP throughput near its nameplate capacity of 250 million cubic foot per day. We continue to expect a 40% increase in total gas processing volumes in the fourth quarter compared to the second quarter of 2019.

As a result of the increased capital spend to complete LM4 and accelerating key compression and gathering activities to optimize our plan, we’re increasing our consolidated 2019 expansion capital guidance range to between $300 million and $330 million, including equity investments in LM4 and excluding HIP’s water business.

Providing additional detail on 2020, we expect significant throughput growth driven primarily by full year of operations at LM4 and Hess’ continued growth towards its net production target in the Bakken of 200,000 barrels of oil equivalent per day by 2021. For gas throughputs, we expect normal operations to be in the range of our total 350 million cubic foot per day nameplate processing capacity.

2020 guidance for both gas gathering and processing incorporates a 45-day maintenance turnaround at TGP, during which time we also plan to advance key construction activities for the TGP expansion project, which is on pace for mid-2021 completion.

For full year 2020, we expect gas gathering volumes to average between 300 million and 310 million cubic feet per day and gas processing volumes to average between 285 million and 295 million cubic feet per day.

Crude oil gathering volumes are expected to average between 125,000 and 135,000 barrels of oil per day, an increase of approximately 18% compared to 2019, and crude terminaling volumes to average between 150,000 and 160,000 barrels of oil per day, an increase of approximately 24% compared to 2019.

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OCTOBER 04, 2019 / 1:00PM GMT, Hess Midstream Partners LP to Acquire Hess Infrastructure Partners LP Call

We’re excited to bring HIP’s water services business into our portfolio as a result of the proposed transaction. And we anticipate 2020 water gathering volumes to average between 55,000 and 65,000 barrels of water per day, an increase of approximately 50% over full year 2019, demonstrating the growth potential for these assets.

Turning to 2020 expansion capital. We plan to invest approximately $335 million in gas compression and gathering; expansion of the Tioga Gas Plant to 400 million cubic feet per day; oil, gas and water pipeline interconnects for Hess and third parties. We anticipate incurring approximately $15 million in maintenance capital expenditures in 2020, bringing total capital spend for the year to $350 million.

Turning to Slide 8. Hess Midstream has multiple drivers of growth for 2020 and beyond. Since our IPO 2 years ago, we’ve grown organically alongside Hess, adding volume-supported capacity to our systems and capturing increasing third-party throughputs across the basin.

Our infrastructure value chain extends from the well pad to the gathering system, to processing and storage, terminaling and export and now water services, ultimately providing an attractive, full-service midstream offering, both Hess and third-party customers.

We plan to continue to expand our system capacity in a focused manner, including the planned 150 million cubic feet per day expansion of TGP, which underpins the next phase of growth for 2021 and beyond. We also expect to maintain the third-party share of throughputs across our midstream system, representing approximately 30% for gas volumes and 15% for oil volumes.

Following the transaction, we expect to have significant financial flexibility, which we plan to use to drive additional long-term, profitable growth by expanding our business both organically and through acquisitions. In addition to completing a series of organic growth projects over the past couple of years, we’ve executed approximately $500 million in joint ventures and acquisitions from both third parties and Hess, demonstrating our ability to capture accretive investment opportunities. These investments were incremental to our original business plan and have either integrated into our existing contract structure or have a similar contract structure driving efficient and stable EBITDA generation.

Our acquisition of HIP’s water business provides an additional growth opportunity. The water business provides Hess with substantially all of its required produced water gathering and saltwater disposal services in North Dakota and currently consists of approximately 250 miles of gathering pipelines, capturing approximately 40,000 barrels of water per day.

The water services business is underpinned by a long-term contract that includes 3-year minimum volume commitments that are set at 100% of Hess’ original nomination through 2021 and annual tariff rate recalculations for produced water gathering.

For full year 2020, we anticipate water business to contribute adjusted EBITDA of approximately $30 million, which we expect to grow as we continue to expand our infrastructure over the next several years.

I’ll now turn the call over to Jonathan.

Jonathan C. Stein Hess Midstream Partners LP - CFO of Hess Midstream Partners GP LLC

Thanks, John. And turning to Slide 9.

As you’ve heard from John Hess and John Gatling, this transaction is expected to create a platform to support our unique business model and drive strong growth across key financial metrics. First, we have significant pro forma combined adjusted EBITDA growth, including approximately 25% annualized growth through 2021 underpinned by our contract structure.

Second, leveraging our historical capital investments, our business generates free cash flow that is expected to increase by approximately 5x through 2021 as organic CapEx declines and EBITDA continues to ramp up.

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OCTOBER 04, 2019 / 1:00PM GMT, Hess Midstream Partners LP to Acquire Hess Infrastructure Partners LP Call

And third, the ability to self-fund both our expansion capital and growing distributions without needing to access the equity capital markets for the foreseeable future while simultaneously increasing our financial capacity relative to our conservative leverage target, providing significant financial flexibility for continued investment.

Turning to Slide 10. Hess Midstream is expected to offer a compelling value proposition with peer-leading financial metrics, including EBITDA growth, free cash flow conversion and conservative leverage. We have a business that is differentiated based on operational, financial and value fundamentals that we expect to position us favorably amongst leading midstream companies.

And turning to Slide 11. And in closing, we are proud of what we have achieved in this transaction: a deal that is immediately accretive to unitholders and transition to a premier, large-scale midstream company that is positioned for sustainable, long-term growth.

Thank you for joining our call today, and we’ll open up now for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Your first question comes from the line of Spiro Dounis with Crédit Suisse.

Spiro Michael Dounis Crédit Suisse AG, Research Division - Director

Congrats on the transaction. Maybe just starting off on getting to this point. I’m a little bit surprised at the announcement today just mainly because I think your — we all got the sense that you viewed the structure and the IDR as inconsequential to growth and strategy. So just curious, I mean, what changed your minds? And were there any of the paths you considered but ultimately decided against?

Jonathan C. Stein Hess Midstream Partners LP - CFO of Hess Midstream Partners GP LLC

Thanks. Thanks for the question. No. We have a great business with strategic assets and strong growth. With this transaction, though, we have a platform that can drive and support that growth sustainably on a long-term basis. In terms of why now, we have a history of proactively creating value. This transaction was another example of us seizing the opportunity to create value for our shareholders. And we looked at the structure, and this is really the structure that provided that long-term, sustainable growth to support the great business that we have.

Spiro Michael Dounis Crédit Suisse AG, Research Division - Director

Fair enough. And just thinking about the strategy going forward, prior to this deal, it was fairly straightforward, not really drop-down centric and kind of very consistent growth. But now as you think about you as kind of a $7 billion company here, no real drop-down to think of at any point going forward. You’ve become a little more aggressive around M&A or organic growth projects? Or is it kind of mainly just more of the same but maybe on a larger scale?

John A. Gatling Hess Midstream Partners LP - COO of Hess Midstream Partners GP LLC

Thanks for the question. We have a great business, and there’s a lot of opportunity looking forward, organic growth for us both with Hess’ growth and also with third-party growth. And we’ve demonstrated our ability to execute incremental growth by investing over $500 million in new opportunities that were actually incremental above our business plans. We continue to be very proactive in — and looking for investments for returns. And with the new platform and significant financial flexibility, it definitely opens doors for us to continue to look at the basin, look at our footprint and look at others around us and determine what makes sense from a growth perspective.

Spiro Michael Dounis Crédit Suisse AG, Research Division - Director

Got it. Last one, if I could. Just thinking about free cash flow growth going forward, pretty substantial. I just wonder if you could just walk to the stack on how are you plan on using it. Obviously, the distribution is a big component of that. But as we think about CapEx, organic growth, M&A and then, obviously, leverage, looking at kicking down a bit next year. How do you think that stacks up? And kind of tieing into that, only [6]%, the low side of that, buyback wasn’t a part of that. But any sense on maybe buying back your Class B Shares over time? Or where that would fit in?

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OCTOBER 04, 2019 / 1:00PM GMT, Hess Midstream Partners LP to Acquire Hess Infrastructure Partners LP Call

Jonathan C. Stein Hess Midstream Partners LP - CFO of Hess Midstream Partners GP LLC

So thanks. I mean as you said, with 25% EBITDA growth and increasing free cash flow, even our conservative leverage target, we’re going to have significant financial flexibility. And our first priority, as John described, will be continued investment in our business to create new drivers of growth.

We see multiple opportunities that John described to continue to invest in projects, and we’ll continue to look for projects that we’ve done on the same basis, as John described, on a larger scale. After that, if we do have remaining financial capacity, then that can be used for return of capital to shareholders, that can be used in terms of setting our distribution growth level or, as you mentioned share buybacks. But our first priority is to continue to invest in the business to create new drivers of growth.

Operator

And our next question comes from the line of Praneeth Satish with Wells Fargo.

Praneeth Satish Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst

Just 2 quick questions from me. I guess one, so now GIP will own a large share of common units. Can you just talk about what their monetized — monetization plans are, if any?

Jonathan C. Stein Hess Midstream Partners LP - CFO of Hess Midstream Partners GP LLC

Yes. I think Hess and GIP will have the same ownership, as we described, consolidated in the 94%, split 50-50. Both sponsors believe in the long-term value of the company, and there are no current plans for any secondary sales or sell-downs.

John B. Hess Hess Midstream Partners LP - Chairman & CEO of Hess Midstream Partners GP LLC

Yes. And this is John Hess. Just to amplify on that, Hess sees tremendous value in our Bakken midstream business. We’re committed to growing that value. We believe this platform will highlight that value. As you all know, the Bakken is key to our long-term strategy. It’s our largest operated asset. It’s also where we’re spending the most money in our capital budget this year, approximately $1,400,000,000. And it’s important for you all to know that we’re committed to growing our Bakken business, and cornerstone of that is growing our midstream business in the Bakken as well. And I know that GIP is very aligned with our long-term commitment to the Bakken midstream.

Praneeth Satish Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst

And then just one more. Can you provide any more clarity on when Hess Midstream will be a cash taxpayer? I think you said a few years but just wondering if you could provide, I guess, just any more clarity there on timing and magnitude.

Jonathan C. Stein Hess Midstream Partners LP - CFO of Hess Midstream Partners GP LLC

Sure. Yes, part of the consideration we did the transaction was to have a favorable outcome from a tax perspective. Being that the MLP is a relatively new entity, we had the benefit of a generous tax shield and didn’t need to make the transaction taxable to create one as others have done. So as a result, we really, as I described, got the benefit of both things, which is that the transaction itself is not taxable. But as we said, it will be — we have an extremely generous tax shield. So we do not expect to pay any material taxes for the next several years. Certainly, that is beyond the guidance range of 2021. So years beyond that.

And I think it really does highlight one element that has differentiated the transaction: our ability to really achieve both of those, which is a nontaxable transaction and also simultaneously create an ongoing tax shield.

Operator

And your next question comes from the line of Philip Stuart with Scotia Howard Weil.

Philip Stuart Scotia Howard Weil, Research Division - Analyst

Congrats on the transaction announcement. A number of my questions have already been answered, but I wonder if we could circle back to kind of the M&A opportunity set post 2021. Just as you all look at the options within Hess, whether it be the Gulf of Mexico infrastructure or Bakken well facilities and then also the potential to acquire additional Bakken assets or expanding the new basins kind

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OCTOBER 04, 2019 / 1:00PM GMT, Hess Midstream Partners LP to Acquire Hess Infrastructure Partners LP Call

as you all detail on Slide 19, can you guys maybe just talk about the decision process outside of just strictly valuation in terms of how you think about the business going forward strategically? Do you think that it’s — or how do you think about the importance of kind of continuing to be a Bakken pure-play infrastructure company versus kind of expanding out into other areas? And just kind of how that decision process will be made if you do decide to acquire new assets?

John A. Gatling Hess Midstream Partners LP - COO of Hess Midstream Partners GP LLC

Sure. Let me just start with the Bakken because, I mean, I think we’ve demonstrated our ability to deliver performance in the Bakken. We consider the Bakken our backyard. Hess has a long growth trajectory ahead of it, and we’re there to support Hess and third parties. The basin as a whole is very productive. Both Hess and third parties have seen significant production growth, and we continue to expect to see that. We’re strategically, from an infrastructure perspective, well positioned to provide full midstream services to both Hess and third parties.

We continue to invest and generate competitive returns. Again, with the additional financial flexibility, I think we can look at larger opportunities, building on the work that we’ve done over the next several years where we’ve added about $500 million of new opportunities to our portfolio. We’ll continue to look at that. I mean one of those acquisitions as part of that $500 million of new opportunities was the water business, the acquisition from Hess. So as we look at other assets in Hess’ portfolio that makes sense to add into the midstream business, whether it be Gulf of Mexico, Bakken well facilities or other assets, it’s definitely something that we would consider. And then I would also add that as we continue to build out in the basin and we look at other strategic bolt-ons in the basin where we can extend our infrastructure, we’re absolutely going to look at that as well.

Outside of the Bakken, we’re not saying we’re not interested in pursuing items outside the Bakken. We definitely are. We’ll continue to look at all opportunities available to us. But there still is a tremendous amount of growth available to us in the basin. So we’re feeling very good about future growth.

John B. Hess Hess Midstream Partners LP - Chairman & CEO of Hess Midstream Partners GP LLC

And I think just to complement that answer that John Gatling gave, it’s — we’re going to be — just like for Hess, Hess Midstream is going to be driven by financial returns.

Operator

Thank you very much. This concludes today’s conference. Thank you for your participation. You may now disconnect. Have a great day.

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This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus will be made available to Hess Midstream Partners LP (“HESM”) unitholders. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from HESM at its website, www.hessmidstream.com, or by contacting HESM’s Investor Relations at (212) 536-8244.

FORWARD-LOOKING STATEMENTS

This communication may contain or incorporate by reference forward-looking statements within the meaning of federal securities laws regarding HESM and Hess Midstream LP (“Hess Midstream”). These forward-looking statements relate to, among other things, the proposed transaction among HESM, Hess Infrastructure Partners LP (“HIP”) and Hess Midstream and include expectations, estimates and projections concerning the business and operations, financial priorities and strategic plans of the combined entity. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and current projections or expectations. Factors that could cause HESM’s or Hess Midstream’s actual results to differ materially from those implied in the forward-looking statements include the following: the ability to consummate the proposed transaction among HESM, HIP and Hess Midstream on the proposed terms and timeline; the ability to satisfy various conditions to closing of the proposed transaction, and any conditions imposed on the combined entity in connection with the consummation of the proposed transaction; the risk that anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected, including whether the proposed transaction will be accretive within the expected timeframe or at all; negative capital market conditions; the ability to achieve strategic and financial objectives, including with respect to distribution coverage, future distribution levels, leverage, proposed projects and completed transactions; adverse changes in laws, including with respect to tax and regulatory matters; the adequacy of capital resources and liquidity, including, but not limited to, availability of sufficient funds to pay distributions, including the distribution to Hess Corporation and Global Infrastructure Partners in connection with the proposed transaction, and access to debt on commercially reasonable terms, and successfully complete a consent solicitation with respect to HIP’s senior notes; and the ability to successfully execute business plans, growth strategies and self-funding models. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in HESM’s annual report on Form 10-K for the year ended December 31, 2018, and in other reports filed by HESM with the SEC. HESM undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this communication except as required by applicable law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.